

March 17, 2011

Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re:** **Kimco Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10899**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Consolidated Statements of Operations, page 43

1.   Based on your disclosure on page 68, it appears that you are accounting for your Preferred Equity Capital investments under the equity method of accounting. Also, it appears that you have included this item within your line item 'Income from other real estate investments.' Please tell us how your presentation of this line item is consistent with Article 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Real Estate, page 48

2.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

3. Real Estate, page 57

3.   Please tell us how you have complied with paragraph 2.a.2 of ASC 350-30-50, or tell us how you determined it was not necessary to disclose the amount of amortization recorded during the current period from your intangible assets and liabilities.

Exhibits 31.1 and 31.2

4.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) and you have deleted the language "(or persons performing the equivalent functions)" from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief